EXHIBIT 99.70

Mercator Reports Second Quarter Operating Results at Mineral Park
All currencies in US$ unless otherwise specified.

Vancouver, British Columbia July 13, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) is pleased to announce its production results for June 2010, totaling 3,089,472 lbs of copper, 396,184 lbs of molybdenum and 44,596 ounces of silver in concentrates. June was a record month for molybdenum production.  These results bring second quarter production to 9.0 million lbs of copper, 0.95 million lbs of molybdenum and over 100,000 ounces of silver in concentrates.  All figures in this news release are management estimates and are unaudited.

Revenues of $23.8 million were also a record for June and bring the second quarter revenues from Mineral Park to $56.1 million.  Estimated operating cash flow for Mineral Park for the second quarter was $25.6 million.

“We are very pleased with the mine’s progressively improved performance since the beginning of the year, and applaud our mine and plant staff for an impressive and record month at Mineral Park,” said Mike Surratt, President and CEO.

Production & Operating Cash Costs per pound

During the three months ended June 30, 2010, the Company recorded estimated operating cash costs* of $1.88 per pound of copper and $9.97 per pound of molybdenum on a co-product basis (costs are divided proportionally based on the percentage of revenue from copper and molybdenum and the netting of silver revenue equally).  Second quarter 2010 production was 9.0 million pounds of copper and 948,443 pounds of molybdenum and 117,185 oz. of silver.

Copper & Molybdenum Recoveries

 Molybdenum recoveries increased to 57.7% in June as compared to 54.5% in May.  For the entire second quarter, copper recoveries averaged 73.8% compared to 60.1% for the first quarter, while molybdenum recoveries averaged 52.1% in the second quarter compared to 40.3% for the first quarter.

Additional rougher tanks are on schedule for startup the end of September.  The first 3 tanks are on site and the concrete will be complete the second week of July.  Support steel for the rougher tanks is being set.  These tanks will provide more residence time for molybdenum and copper, with the objective of further improving recoveries.

Cash Costs per ton

Operating cash costs per ton* have also continued to improve, with estimated second quarter milling costs of $4.89 per ton milled and mining costs of $1.09 per ton mined.  This compares with operating cash costs per ton* in the first quarter 2010 of $5.60 per ton milled and mining costs of $1.20 per ton mined.

* Operating cash cost and Operating cash cost per ton are unaudited non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Second Quarter Operating Results

For the second quarter of 2010, Mineral Park produced 8,180,422 pounds of copper in concentrates (Q1– 5,432,225 pounds), 948,443 pounds of molybdenum in concentrates (Q1– 638,512 pounds), 117,185 ounces of silver (Q1 – 64,952 ounces) and 824,966 pounds of cathode copper (Q1– 777,410 pounds).

Mill throughput totalled 2.31 million tons (Q1 – 2.06 million tons) or 25,371 tons per day (Q1 – 22,948 tons per day), and averaged 0.24% copper (Q1 - 0.22% copper), 0.039% molybdenum (Q1 - 0.038% molybdenum) and 0.10 oz/ton silver (Q1 - 0.12 oz/ton silver).  Mined grades continue to meet or exceed planned grades.

Gary Simmerman, BSc., Mining Eng. FAusIMM, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

* Operating cash cost and Operating cash cost per ton are unaudited non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.